06050933

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SEC FILE NUMBER
8- 17632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/05 (MM/DD/YY) AND ENDING 7/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackburn & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Prospect Avenue #11B
(No. and Street)

Hackensack (City) NJ (State) 07601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Camilla R. Hazlehurst (650) 340-0510 (Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name—if individual, state last, first, middle name)

Three Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 18 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
NOV 03 2006 SC
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Camilla R. Hazlehurst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blackburn & Company, Inc., as of July 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 11th day of October, 2006, by Camilla Reid Hazelhurst, ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature [signature]

[signature]
Notary Public

Camilla R Hazlehurst
Signature

President
Title

OFFICIAL SEAL
MARIEL D. ESTRADA
NOTARY PUBLIC-CALIFORNIA
COMMISSION # 1667041
County of San Mateo
My Commission Expires May 15, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PricewaterhouseCoopers

Blackburn & Company, Inc.

Statement of Financial Condition
July 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors
and Stockholders of
Blackburn & Company, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Blackburn & Company, Inc. (the "Company") at July 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

PricewaterhouseCoopers LLP

October 11, 2006

Blackburn & Company, Inc.
Statement of Financial Condition
July 31, 2006

Assets		
Cash	$	512,178
Receivable from owners		500,000
Securities owned		1,327,236
Other assets		54,754
Total assets	$	2,394,168
Liabilities and Stockholders' Equity		
Liabilities		
Deferred tax liability	$	514,002
Accounts payable and accrued liabilities		33,304
Income tax payable		296,793
Total liabilities		844,099
Commitments (Note 8)		
Stockholders' equity		
Common stock		
Class A, par value $1.00, 500 shares authorized, 152 shares issued and outstanding		152
Class B, par value $1.00, 500 shares authorized, no shares issued and outstanding		-
Additional paid-in capital		51,288
Retained earnings		1,196,379
Total stockholders' equity		1,247,819
Total liabilities and stockholders' equity	$	2,091,918

The accompanying notes are an integral part of this financial statement.

1. Organization

Blackburn & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the New York Stock Exchange, Inc. ("NYSE"). Through August 2004, the Company executed securities transactions on behalf of its customers. Subsequent to August 2004, all securities transactions were executed by outside broker-dealers. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts as all transactions for accounts of clients are traded and cleared through outside broker-dealers via a commission sharing arrangement.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Securities Owned

Securities owned are valued at estimated fair value. Quoted market prices are used as basis to determine the estimated fair value. Securities not readily marketable due to restrictions on the sale of the securities, have been recorded at the quoted market price less an appropriate discount to determine the estimated fair value.

Financial Instruments

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the Statement of Financial Condition (which include cash, receivables and payables) approximate fair value at July 31, 2006.

Concentrations of Risk

The Company is engaged in brokerage activities with counterparties who are exclusively institutional investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

During the year ended July 31, 2006, the Company generated 49% of its revenues from trades executed on behalf of a single client. This results in economic dependence and a concentration of credit risk with a single client. Accordingly, the Company's future results of operations could be affected if this client relationship were terminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At July 31, 2006, the Company had net capital of $199,840, which was $177,834 in excess of the amount required of $22,006. The Company's ratio of aggregate indebtedness to net capital was 1.65 to 1.

4. Statistical and Investment Research Services

The Company has an agreement with certain clients to collect additional amounts (referred to as "research service credits") to be used by the Company to purchase various studies, analyses, and reports from outside research organizations which would be utilized to determine investment opportunities for the Company's clients. At the request of a client, the Company will order outside investment research services; these research services are paid by the Company from the research service credits collected. Research service credits cannot be returned at the discretion of the client. Research service credits due to/from clients are reflected in the accompanying Statement of Financial Condition as a payable/receivable for research service credits. In the Statement of Income, research service credits are netted against commissions revenue.

5. Profit Sharing Plan

The Company has a qualified profit sharing plan (the "Plan") for eligible employees of the Company. The Company's contribution to the Plan is determined on a discretionary basis by the Company's Board of Directors. The Company authorize a payment to the Plan during fiscal year 2006 of $172,000.